January 20, 2010	Steven D. Singer

VIA EDGAR AND FACSIMILE	212 295 6307 (t)
+1 212 230 8888 (f)
steven.singer@wilmerhale.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 4720

Washington, D.C. 20549

Attention:	Sebastian Gomez Abero
Jeffrey P. Riedler

Re:	AVEO Pharmaceuticals, Inc.
Registration Statement on Form S-l (File No. 333-163778)
Filed December 16, 2009

Ladies and Gentlemen:

On behalf of our client, AVEO Pharmaceuticals, Inc. (“AVEO”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of AVEO’s Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-163778), and are providing to you in hard copy form a copy of such amendment marked to show changes from the Registration Statement filed with the United States Securities and Exchange Commission (the “Commission”) on December 16, 2009 (as amended, the “Registration Statement”).

Amendment No. 1 is being filed in response to your letter dated January 12, 2010, setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Registration Statement (the “Comment Letter”). This letter, which has also been electronically filed with the Commission, contains AVEO’s responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this letter correspond to the page numbers of Amendment No. 1.

General

1. Please note that our comments on your request for confidential treatment will be provided under separate cover.

Response: AVEO acknowledges that the Staff’s comments on AVEO’s request for confidential treatment will be provided under separate cover.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 2

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response: AVEO acknowledges the Staff’s comments and advises the Staff that it intends to file an amendment containing pricing-related information prior to circulation of the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response: AVEO acknowledges the Staff’s comment and advises the Staff that it intends to include a bona fide price range in a pre-effective amendment to the Registration Statement.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: AVEO acknowledges the Staff’s comments and has made changes to the Registration Statement wherever applicable to the Staff’s comments.

5. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

Response: AVEO advises the Staff that it does not intend to include any graphic, visual or photographic information in the printed prospectus.

6. Throughout your filing you refer to Tivozanib as “novel.” We also note that Tivozanib is not the first VEGF-pathway targeted drug. Please delete the reference to “novel” or explain why Tivozanib is novel compared to other VEGF-pathway targeted drugs.

Response: AVEO has revised the disclosure in response to the Staff’s comment in order to delete references to tivozanib being “novel”.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 3

Prospectus Summary, page 1

Overview, page 1

7. Please define “progression-free survival” the first time you use this term here and in the Business section.

Response: AVEO has revised the disclosure on pages 1 and 70 of the Registration Statement in response to the Staff’s comment.

8. You state that your Human Response Platform provides you with “unique insights” into cancer biology and mechanisms of drug response and resistance, and represents “a significant improvement over traditional approaches.” Please expand to describe why the Human Response Platform provides you with unique insights and represents a significant improvement over traditional approaches. Also, please briefly identify the traditional approaches.

Response: AVEO has revised the disclosure on page 2 of the Registration Statement in response to the Staff’s comment.

9. Please revise your disclosure to state that currently you have no FDA-approved products and that to date you have not generated any commercial revenue from the sale of any products.

Response: AVEO has revised the disclosure on page 4 of the Registration Statement in response to the Staff’s comment.

10. You state that you have raised $165 million, including $87 million of non-dilutive capital through a number of strategic partnerships. On page 43, however, you state that you have funded your operations through $87.4 million from your strategic partnerships and $169.6 million from sales of convertible preferred stock. Please revise your disclosure to eliminate this apparent inconsistency.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 4

Response: AVEO has revised the disclosure on pages 2 and 46 of the Registration Statement in response to the Staff’s comment in order to clarify the difference between the statements referred to in the Staff’s comment.

11. Please briefly describe in your summary the terms of your strategic partnerships with Merck, OSI, Schering-Plough (now Merck) and Biogen Idec.

Response: AVEO has revised the disclosure on pages 3 and 4 of the Registration Statement in response to the Staff’s comment.

Risk Related to Our Business, page 2

12. Please revise your disclosure to present the list of risks in bullet-point format. Also, please expand the list to include other substantial risks.

Response: AVEO has revised the disclosure on pages 4 and 5 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 7

13. Please delete the statement “[t]he risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.” It is not appropriate to refer to other risks that are not disclosed.

Response: AVEO has revised the disclosure on page 9 of the Registration Statement in response to the Staff’s comment.

Risks Related to Our Financial Position and Capital Requirements, page 12

We have incurred net operating losses since our inception..., page 12

14. Please expand the heading of this risk factor to describe that failure to achieve or sustain profitability would depress the market price of your common stock, which could also cause investors to lose all or part of their investment.

Response: AVEO has revised the disclosure on page 14 of the Registration Statement in response to the Staff’s comment.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 5

A substantial portion of our future revenues may be dependent upon our agreements..., page 13

15. Please expand your disclosure to provide the page number for the risk factor you reference in the second paragraph of this risk factor.

Response: AVEO has revised the disclosure on page 16 of the Registration Statement in response to the Staff’s comment.

If we fail to attract and keep senior management and key scientific personnel…, page 15

16. To the extent that you have experienced problems attracting and retaining qualified employees in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

Response: AVEO has revised the disclosure on pages 17 and 18 of the Registration Statement in response to the Staff’s comments.

17. Please revise your disclosure to state whether you have employment agreements with all the individuals named in this risk factor. Also, please disclose the term of any such agreements.

Response: AVEO has revised the disclosure on page 18 of the Registration Statement in response to the Staff’s comment.

We may incur significant costs complying with environmental laws..., page 17

18. We note that you are uninsured for third-party contamination injury. To the extent you have any other insurance coverage covering hazardous, radioactive or biological materials, please disclose your level of insurance coverage. In the alternative, if you have no

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 6

such coverage, please expand your disclosure to clarify that you have no coverage rather than just describing that you do not have coverage for third-party contamination injury.

Response: AVEO has revised the disclosure on page 20 of the Registration Statement in response to the Staff’s comment.

Risks Related to Our Dependence on Third Parties, page 20

If any of our current strategic partners fails to perform its obligations…, page 20

19. Please expand this risk factor to briefly summarize the term and termination provisions of your strategic partnerships with Merck, OSI and Biogen Idec.

Response: AVEO has revised the disclosure on page 24 of the Registration Statement in response to the Staff’s comment.

We rely on third-party manufacturers to produce our preclinical and clinical drug supplies, page 23

20. Please identify here and on page 100 the sole-source supplier of the active pharmaceutical ingredient for tivozanib. Also, to the extent you have any agreement with such party, please so indicate and describe in your Business section the material terms of the agreement. You should also file the agreement as an exhibit to the registration statement, if material. If you have determined that you are not substantially dependent on this party, please provide us with an analysis supporting this determination.

Response: AVEO has revised the disclosure on page 25 of the Registration Statement in response to the Staff’s comment in order to clarify that while AVEO relies on a single supplier of active pharmaceutical ingredient for tivozanib, AVEO believes that it will be able to find an alternative supplier.

AVEO supplementally advises the Staff that AVEO does not believe that the agreement with the supplier is material (in amount or significance) to AVEO’s business. Specifically, the supplier is not the only supplier that is capable of providing the active pharmaceutical ingredient for tivozanib. Moreover, AVEO advises the Staff that the agreement does not provide for obligations, such as financial obligations, that are material to and enforceable against AVEO, or rights that are material to AVEO and enforceable against the third party. In particular, there are no purchase requirements under the arrangement and AVEO may terminate the agreement without penalty on short notice. Moreover, AVEO’s business is not substantially dependent on this agreement with this particular supplier.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 7

In addition, this agreement has been made in the ordinary course of AVEO’s business. AVEO is a biopharmaceutical company focused on discovering, developing and commercializing novel cancer therapeutics. Supply agreements for materials used in product candidates are one type of agreement that ordinarily accompanies the kind of business conducted by AVEO and other biopharmaceutical companies. Because AVEO does not believe that this particular agreement is material to its business, it has not specifically named the counterparty to the agreement in the Registration Statement, described the material terms of the agreement in the Business section of the Registration Statement or filed the agreement as an exhibit to the Registration Statement.

Risks Related to Our Intellectual Property Rights, page 24

We could be unsuccessful in obtaining adequate patent protection..., page 24

21. Please update your disclosure to state the number of U.S. patents you have filed, how many of those were granted, how many of those are still pending, and the specific product candidates or technology to which the patents relate. Please disclose the same information for other jurisdictions in which you anticipate that sales may be material in the future.

Response: AVEO has revised the disclosure on page 27 of the Registration Statement in response to the Staff’s comment.

Claims that our platform technologies, our products or the sale or use of our products…, page 25

22. Please provide appropriate disclosure, if applicable, about threats of litigation or negotiations regarding patent issues or other intellectual property, court challenges, legal actions, etc.

Response: AVEO notes the Staff’s comment and supplementally advises the Staff that no such threats of litigation have been made and that AVEO is not otherwise engaged in any negotiations, proceedings or actions with respect to its intellectual property or proprietary rights.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 8

Risks Related to This Offering and Ownership of Our Common Stock, page 29

You will incur immediate and substantial dilution as a result of this offering, page 31

23. Please revise this risk factor to explain that investors who purchase shares will contribute     % of the total amount to fund the company but will own only     % of the shares outstanding.

Response: AVEO has revised the disclosure on page 34 of the Registration Statement in response to the Staff’s comment.

We will incur increased costs as a result of being a public company, page 31

24. This risk factor, as currently written, could apply to any initial public offering. Please delete the risk factor or revise it so that it addresses your situation more specifically.

Response: In response to the Staff’s comment, AVEO has deleted the risk factor.

Cautionary Note Regarding Forward-Looking Statements, page 33

25. We note that you have obtained statistical and other industry data from independent parties and that you have not independently verified any of that information. It is not appropriate to disclaim liability for statements included in your registration statement. Please revise to delete this apparent disclaimer of liability or specifically state that you are responsible for the referenced statements. This comment equally applies to your disclosure under the heading “Industry and Market Data” on page 36.

Response: AVEO has revised the disclosure on pages 36 and 39 of the Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 34

26. Please revise your disclosure to separately allocate the amount of proceeds you anticipate you will use for each of the intended purposes described in this section. Also, with respect to the proceeds that you plan to use to fund your research and development activities, please identify each of the development programs that you plan to fund, and state what stage of development you expect to achieve for each of them.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 9

Response: In response to the Staff’s comment, AVEO has revised the disclosure on page 37 of the Registration Statement to disclose that AVEO expects to use substantially all of the net proceeds from the offering to fund the phase 3 clinical trial of tivozanib.

Management’s Discussion and Analysis, page 43

Strategic Partnerships, page 44

OSI Pharmaceuticals, page 44

Biogen Idec, page 45

27. You disclose that once a development candidate has been selected, you will begin amortizing all license revenue under the Biogen Idec agreement over the projected patent life of the candidate. Please tell us when you expect to select a development candidate, and describe each significant future event that must occur prior to your selection of a development candidate.

Response: AVEO supplementally advises the Staff that there are currently no further significant events that must occur before AVEO selects a development candidate and that AVEO expects to select a development candidate and communicate the selection of that development candidate to Biogen Idec at its next quarterly update meeting with Biogen Idec in the first quarter of 2010.

Critical Accounting Policies and Significant Judgments and Estimates, page 50

Stock-Based Compensation, page 52

28. Please disclose in the Management’s Discussion and Analysis the following information relating to your issuances of equity instruments (stock options, convertible preferred stock, common stock, etc.):

•

A discussion of each significant factor contributing to the differences between the fair value as of the date of your most recent grant, the estimated IPO price, and if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation and the assumptions and methodology used; and

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 10

•	If a contemporaneous valuation was not obtained as described above, the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

•

Quantify the assumptions used in determining the 24% discount rate and clarify to us the reason for the assumptions used. Clarify that you used the same peer group in determining the betas and explain to us the basis for the premium for company-specific risk used.

•

Please note that we will consider the accounting for a beneficial conversion feature relating to the convertible preferred stock issued in 2009 along with the amount of deferred revenue being recorded relating to the premium once an IPO price has been determined.

•	Please confirm that no equity issuances were made subsequent to September 30, 2009 or provide additional disclosure in the filing including the anticipated effects on results of operations.

Response: With respect to the first two bullet points of the Staff’s comment, AVEO supplementally advises the Staff as follows:

(i) AVEO will disclose the significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price once the estimated IPO price is determined; and

(ii) AVEO engaged an independent third party valuation specialist to assist management in preparing contemporaneous valuation reports to document the fair value of its common stock for income tax purposes for the stock option awards granted on December 18, 2008, January 30, 2009, April 1, 2009, June 16, 2009, July 17, 2009 and October 8, 2009. Management did not rely on these valuation reports for financial reporting purposes, nor was the information specifically prepared by the valuation specialist for inclusion in the Registration Statement. As disclosed on page 57, the timeframe and probability for a potential initial public offering had accelerated and increased significantly since the time of the initial contemporaneous valuations and as a result, management prepared retrospective valuation reports for each of the grant dates listed above. The valuation models in the contemporaneous and retrospective valuations used the Market Approach and the Probability Weighted Expected Return Method as outlined in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 11

With respect to the third bullet point of the Staff’s comment, AVEO supplementally advises the Staff as follows:

(i) In AVEO’s application of the capital asset pricing model on each of the valuation dates disclosed, it assumed a risk-free rate of 3.17% to 4.56% based on long-term U.S. Treasuries, a supply-side equity-risk premium of 5.0% to 6.2% based on Ibbotson’s SBBI Valuation Yearbook and PPC’s Guide to Business Valuation, a beta of 1.27 to 1.71 based on historical trading data for guideline public companies and a combined risk premium for size and company-specific risk of 11.32% to 12.71% based on Ibbotson’s SBBI Valuation Yearbook. Changes in the risk-free rate, the equity risk premium and beta reflect changes in market conditions. Market volatility in late 2008 and early 2009 corresponded to a decline in guideline company betas in this industry as compared to the overall market;

(ii) AVEO also referenced the Practice Aid, which states in paragraph 119 that “Many newly public enterprises do not have long-term debt financing, and ordinarily, any shares of a series of preferred stock are required by their terms to be converted to common stock upon an IPO. Accordingly, the weighted average cost of capital (WACC) for many newly public enterprises reflects the cost of equity in the public capital markets. The task force determined WACCs for newly public companies (market capitalization less than $250 million) in a number of industry segments that have exhibited significant IPO activity.” AVEO noted that the WACC for newly public companies in the biotechnology industry had a mean and median of 19.2%;

(iii) AVEO also referenced paragraph 120 of the Practice Aid, which states “A comparison of the cost of equity capital of enterprises before and after an IPO leads to the conclusion that an IPO typically reduces the enterprise’s cost of capital and increases enterprise value. For example, the cost of equity capital for a private enterprise prior to its IPO generally ranges from 20 to 35 percent. By contrast, the cost of equity capital for a newly public enterprise generally ranges from 15 to 25 percent.” As a result, AVEO concluded that the 24% discount rate determined using the capital asset pricing model was within a reasonable range;

(iv) AVEO expanded the list of guideline companies beginning with the March 20, 2009 valuation in order to align the list of comparable companies to include those provided by its investment bankers, as AVEO’s estimated enterprise value had increased; and

(v) The company-specific risk premium takes into account qualitative assessments of risk, including AVEO’s progress in clinical trials and the adequacy of its capital reserves.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 12

With respect to the fourth bullet point of the Staff’s comment, AVEO acknowledges the Staff’s comment set forth in such bullet point. AVEO supplementally advises the Staff that it has evaluated the convertible preferred stock issued to Biogen Idec and OSI in March and July of 2009, respectively, and has concluded that it did not contain a beneficial conversion feature at the commitment date, based on the amounts allocated to the convertible preferred stock and the fair value of its common stock on the date of issuance. More specifically, the fair value of AVEO’s Series E convertible preferred stock in March 2009 and July 2009 was $2.91 and $2.96 per share, respectively, which is greater than the fair value of AVEO’s common stock of $2.32 and $2.51 per share, respectively, on the date of issuance.

With respect to the final bullet point of the Staff’s comment, AVEO supplementally advises the Staff that AVEO granted options to purchase 832,100 shares of its common stock on October 8, 2009 and 75,550 shares of its common stock on December 17, 2009. The October grant is included in the table on page 56 of the Registration Statement. AVEO has revised its disclosure on page 56 of the Registration Statement to add the December grant and will continue to revise its disclosure if additional equity issuances are made.

29. It appears that you are using different peer groups to determine volatility and term discussed on page 52 than the peer group used in the Guideline transaction method in determining the fair value of common stock. If such is the case, please clarify why and how it affects your results of operations.

Response: AVEO supplementally advises the Staff that the peer group used to determine volatility in 2008 and 2009 contains certain of the same companies but is not identical to the peer group used in the Guideline Transaction method used to determine the fair value of its common stock. As disclosed on page 56 of the Registration Statement, AVEO calculated and used volatility of 68.7% and 72.04% for its employee awards in 2008 and 2009, respectively. In response to the Staff’s comment, AVEO has calculated volatility using the peer group used in the Guideline Transaction method and determined the amounts to be 63.67% and 66.93% for 2008 and 2009, respectively. AVEO has also recalculated the fair value of the stock options granted to its employees in 2008 and 2009 using the revised volatility percentages and determined that the impact to its historical results of operations is not material, as the impact would be a decrease in stock-compensation expense of less than $50,000 in each annual period of 2008 and 2009. Additionally, AVEO also expects the impact to be immaterial in future periods, as the annual impact is never greater than $60,000 and AVEO expects significant losses in the future periods.

Liquidity and Capital Resources, page 62

30. You disclose that the decrease in cash used in operations in 2007 was due primarily to an increase in deferred revenue of $17.5 million. Please also disclose any significant offsetting amount(s) to arrive at the net $13 million decrease in cash used in operations in 2007.

Response: AVEO has revised the disclosure on page 65 of the Registration Statement in response to the Staff’s comment.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 13

Contractual Obligations and Commitments, page 64

31. You disclose in note seven to the financial statements that your other license agreements call for sales and development milestones. Include in the contractual obligations table the cash obligations under your other license agreements disclosed on page F-23. Where uncertainties prevent making a reasonable estimate of the obligations, explain the uncertainties in a note to the table indicating aggregate milestone payments, their timing, events triggering their payment and expected effects on financial position, operations and capital resources.

Response: AVEO has revised the contractual obligations table on page 67 of the Registration Statement to include minimum annual maintenance payments and certain development milestones under its other license agreements where AVEO was able to make a reasonable estimate of the amount and timing of the obligation. AVEO supplementally advises the Staff that it has not included any amounts for certain other sales and development milestones as it cannot make a reasonable estimate of the timing and probability of payment. AVEO has added a footnote (3) to the table to disclose the amount of future sales and development milestones potentially payable under its other license agreements.

Business, page 67

32. Throughout this section you cite various estimates, statistics and other figures. For example, on page 71 you disclose that sales of VEGF pathway inhibitor drugs exceeded $6 billion in 2008 and that drugs targeting angiogenesis are projected to have sales of nearly $14 billion by 2014. Please attribute these statements and any other similar statements to the source from which you obtained the information. Where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

Response: AVEO has revised the disclosure on pages 70, 74, 76, 77, 82, 83, 85, 89 and 92 of the Registration Statement in response to the Staff’s comment.

33. Please describe how you developed Tivozanib and the Human Response Platform and whether you acquired any know-how or intellectual property from others. If you developed your know-how and intellectual property in-house, please state that in your disclosure. On the other hand, if you acquired any know-how or intellectual property from others, please describe the agreements through which you acquired that know-how or intellectual property. Any agreement that you describe should also be filed as an exhibit to the registration statement.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 14

Response: AVEO has revised the disclosure on pages 70 and 71 of the Registration Statement in response to the Staff’s comment. AVEO supplementally advises the Staff that material agreements pursuant to which AVEO acquired know-how and intellectual property in respect of tivozanib and its Human Response Platform have been filed as exhibits 10.21 and 10.22 to the Registration Statement.

34. Please clarify what you mean by the incidence of side effects commonly associated with other VEGF receptor inhibitors being “notably low.”

Response: AVEO has revised the disclosure on pages 1 and 70 of the Registration Statement in response to the Staff’s comment.

Product Pipeline, page 70

Tivozanib: Triple VEGF Receptor Inhibitor, page 70

Clinical Trials, page 74

Phase 3 Clinical Trial, page 77

35. Please disclose the number of patients that have enrolled in this clinical trial as of the most recent practicable date.

Response: AVEO has revised the disclosure on pages 1, 70 and F-8 of the Registration Statement in response to the Staff’s comment.

AV-299: Anti Hepatocyte Growth Factor (HGF) Antibody, page 79

36. You disclose on page 81 that the chart shows that eleven out of 24 patients experienced stable disease lasting for 12 weeks or more. However, the chart appears to show the number of weeks the patients spent on the study, not the number of stable-disease weeks. Please clarify.

Response: AVEO has revised the title of, and the description of the horizontal axis of, the chart on page 84 of the Registration Statement in response to the Staff’s comment.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 15

AV-203: Anti-ErbB3 Antibody Program, page 82

37. Please disclose whether you have already submitted to the FDA an investigational new drug application for AV-203. If you have, please also disclose the date of such application.

Response: AVEO has revised the disclosure on page 85 of the Registration Statement in response to the Staff’s comment.

Our Human Response Platform, page 84

38. Please identify by name your scientific founders.

Response: AVEO has revised the disclosure on page 87 of the Registration Statement in response to the Staff’s comment.

Limitations of Existing Cancer Models, page 85

39. Please provide the basis for the statement that “[i]t is now well-accepted that xenografts models are often poor predictors of the success of drugs in human clinical trials.”

Response: AVEO has revised the disclosure on page 89 of the Registration Statement in response to the Staff’s comment.

Our Novel Approach to Modeling Human Cancer, page 85

40. Please explain what you mean by the terms: (1) chimeric mouse and (2) germ line transgenic mouse.

Response: AVEO has revised the disclosure on pages 71 and 89 of the Registration Statement in response to the Staff’s comment.

Strategic Partnerships, page 89

OSI Pharmaceuticals, page 91

41. We note that your agreement with OSI provides that upon commercialization of products you will be eligible to receive tiered royalty payments on sales of products by OSI, its affiliates and sublicensees. Please disclose the range of royalty payments (for example, low teens or mid teens as a percentage of net sales).

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 16

Response: AVEO notes the Staff’s comment both here and in comment No. 45 below. However, AVEO does not believe that the royalty provisions contained in its collaboration with OSI or in its target identification agreement with Merck are material to investors. Specifically, AVEO does not believe that there is a substantial likelihood that reasonable investors would consider the range of royalty rates under these agreements to be important or beneficial in making an investment decision with respect to the offering, nor does AVEO believe that the disclosure of this information would substantially alter the mix of information regarding AVEO’s business, financial condition and prospects, including the scope and nature of its collaborative arrangements, that is considered important to investors.

AVEO and OSI are currently conducting early stage discovery and preclinical research directed at identifying and validating genes and targets involved in cancer and this research program has an initial term ending in June 2011. The research program under AVEO’s target identification agreement with Merck ended in November 2006 and Merck is continuing to conduct preclinical research on specified molecular targets discovered during the research program. Because AVEO’s programs with OSI and Merck are at an early stage, there exists considerable uncertainty regarding its and its collaborators’ ability to successfully continue to advance the identification and/or research of target genes and molecules, advance these programs into clinical trials and, if such trials are successful, commercialize products based upon these collaborations. This process, even if successful, will generally take many years. Based upon historical results in drug development and given the early stage of these programs, AVEO believes that the probability that drugs will be successfully commercialized under either of these collaborations is statistically low. As such, AVEO does not anticipate that it will earn royalties under either of these collaborations for a number of years, if ever. In view of these known uncertainties in drug development, the early stage of these programs and the low probability of success, AVEO believes that investors would not presently ascribe any material value to the potential future royalty streams under these programs when assessing the enterprise value of the company as a whole. In contrast, AVEO believes that investors may find important the range of royalties that are due either to AVEO or to third parties under its later stage programs. To this end, AVEO has disclosed the range of future royalties payable under its agreements with Kirin and Merck relating to its clinical-stage tivozanib and AV-299 programs.

42. If material, please disclose the option fee or fees payable by OSI to receive perpetual rights to elements of your Human Response Platform and to obtain certain of your tumor models and tumor archives.

Response: AVEO has revised the disclosure on pages 95 and 96 of the Registration Statement in response to the Staff’s comment.

Biogen Idec, page 93

43. Please provide the aggregate amount of near-term pre-clinical discovery and development milestone payments Biogen may be obligated to pay under the exclusive option and license agreement.

Response: AVEO has revised the disclosure on page 98 of the Registration Statement in response to the Staff’s comment.

Schering-Plough (now Merck), page 95

44. Please disclose the range of royalty payments that you would be eligible to receive from Merck upon commercialization of AV-299.

Response: AVEO has revised the disclosure on page 100 of the Registration Statement in response to the Staff’s comment.

Merck, page 96

45. Please disclose the range of royalty payments that you would be eligible to receive from Merck pursuant to your target identification collaboration.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 17

Response: Please see AVEO’s response with respect to comment No. 41 above.

Patents and Proprietary Rights, page 97

General Intellectual Property Considerations, page 97

46. Please state for each of the bulleted categories on page 97 the number of U.S. patents you have filed, how many of those were granted, how many of those are still pending, and when the patent protection expires. Please disclose the same information for other jurisdictions in which you anticipate that sales may be material in the future.

Response: AVEO has revised the disclosure on pages 101 and 102 of the Registration Statement in response to the Staff’s comment.

Scientific Advisors, page 112

47. Please file as exhibits to the registration statement all consulting agreements with the members of your scientific advisory board.

Response: AVEO respectfully notes the Staff’s comment and supplementally advises the Staff that AVEO does not believe that any of the consulting agreements that it has entered into with members of its scientific advisory board are material (in amount or significance) to its business. AVEO does not believe that the agreements provide for obligations, such as financial obligations, that are material to and enforceable against AVEO, or rights that are material to AVEO and enforceable against the scientific advisory board member. In particular, AVEO may terminate each agreement without penalty upon written notice of a specified number of days in advance of termination. Moreover, AVEO does not believe that its business is substantially dependent on any one of these particular agreements. While AVEO believes that its scientific advisory board is comprised of leading experts in their fields, AVEO’s business is not substantially dependent on any specific consulting agreement with a particular member of its scientific advisory board. AVEO believes that it would be able to find other qualified individuals to replace the current members of its scientific advisory board, if necessary or desirable. In addition, each such consulting agreement is of the kind that is generally made

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 18

in the ordinary course of AVEO’s business. AVEO believes that consulting agreements with scientific experts are one type of agreement that ordinarily accompanies the kind of business conducted by AVEO and other biopharmaceutical companies. Because AVEO does not believe that these agreements are material to its business, it has not filed these agreements as exhibits to the Registration Statement, except for those with each of Ronald A. DePinho, M.D. and Raju Kucherlapati, Ph.D., which AVEO has filed because each of Dr. DePinho and Dr. Kucherlapati are members of AVEO’s Board of Directors.

Executive and Director Compensation, page 118

Compensation Discussion and Analysis, page 118

Overview, page 118

48. You state that you have not included a discussion of Dr. Ryan’s compensation because he ceased to serve as an executive officer in 2008. Item 402(b) of Regulation S-K requires a discussion of the compensation awarded to, paid to, or earned by the named executive officer in the last completed fiscal year. Since Dr. Ryan was an executive officer in 2008, the Compensation Discussion and Analysis should also discuss his compensation, regardless of the fact that he ceased employment. Your next amendment should discuss the compensation of all applicable named executive officers, regardless of whether any such officer ceased employment during the prior fiscal year.

Response: In accordance with the supplemental conversation between Mr. Gomez Abero and Cynthia Mazareas of WilmerHale on Wednesday, January 13, 2010, AVEO has revised “Executive and Director Compensation” to include compensation information for the fiscal year ended December 31, 2009. As noted by the Staff in its comment and as required by Item 402(b) of Regulation S-K, AVEO has included in such disclosure a discussion of the compensation of all individuals who were named executive officers in 2009. Because Dr. Ryan was not a named executive officer in 2009, AVEO has deleted the reference to Dr. Ryan on page 122 of the Registration Statement.

Executive Compensation Components, page 120

Annual Cash Incentive Program, page 121

49. You disclose that for the fiscal year ended December 31, 2008, your compensation committee set corporate and individual goals for your named executive officers, “including goals related to achievement of qualitative and quantitative operation and financial targets.” With respect to quantitative operation and financial targets, please expand your disclosure to quantify those targets.

Response: AVEO has revised the disclosure on pages 125 and 126 of the Registration Statement in response to the Staff’s comment. As discussed in AVEO’s response to comment No. 48 above, the revised disclosure is with respect to 2009 incentive compensation targets.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 19

50. Please describe the individual goals of your named executive officers, other than your Chief Executive Officer.

Response: AVEO has revised the disclosure on page 126 of the Registration Statement in response to the Staff’s comment. As discussed in AVEO’s response to comment No. 48 above, the revised disclosure describes individual goals for 2009 incentive compensation.

51. Please disclose how the compensation committee and the board came to the conclusion that the company met 90% of its corporate goals and that the named executive officers met 90% of their individual performance goals. We note, for example, that with respect to company goals, the compensation committee had previously determined a specific weight for each of four different goals. You should describe which of those were met and to what extent, such that 90% of those goals were achieved.

Response: AVEO acknowledges the Staff’s comment. As previously noted, AVEO has updated its disclosure to reflect 2009 compensation. However, the Compensation Committee has not yet determined the extent to which corporate and individual performance has been achieved and whether or not any cash incentive payments will be made for 2009 performance. To the extent such determination is made and included in a subsequent amendment to the Registration Statement, AVEO confirms that it will disclose how the Compensation Committee (and the Board, as applicable) reached its conclusions with respect to the degree to which corporate and individual goals were met.

Director Compensation, page 136

52. Please revise your director compensation table to disclose any compensation for providing scientific and/or business advice under the column “All Other Compensation.”

Response: AVEO has revised the disclosure on page 139 of the Registration Statement in response to the Staff’s comment.

Principal Stockholders, page 144

53. Please disclose the names of the natural persons that have voting and investment power over the shares owned by entities affiliated with Prospect Venture II, L.P.

Response: AVEO has revised the disclosure on pages 149 and 150 of the Registration Statement in response to the Staff’s comment.

Sebastian Gomez Abero
Jeffrey P. Riedler
January 20, 2010
Page 20

Notes to Consolidated Financial Statements, page F-8

7. Collaboration and License Agreements, page F-19

OSI Pharmaceuticals (OSI), page F-20

Biogen Idec International GmbH (Biogen Idec), page F-22

54. Please tell us how you determined the fair value of the series E convertible preferred stock of $2.96 issued to OSI in July 2009 and the fair value of the series E convertible preferred stock of $2.91 issued to Biogen Idec in March 2009. Also, tell us the framework and authoritative guidance you relied upon for your valuation.

Response: AVEO supplementally advises the Staff that it used the same retrospective valuation models that it used to determine the fair value of its common stock to determine the fair value of the series E convertible preferred stock issued to OSI and Biogen Idec during 2009. In summary, the valuation models used the Market Approach to estimate the enterprise value and the Probability Weighted Expected Return Method (PWERM) to allocate the enterprise value. More specifically, AVEO used the “top-down approach” under the PWERM to allocate the estimated enterprise value to the various classes of equity securities, including the series E convertible preferred stock, after considering the relevant economic and control rights of each class of equity security. AVEO has revised its disclosure on pages F-21 and F-22 of the Registration Statement to describe the method used.

In addition to the above response to the Staff’s comments, AVEO confirms that it will, at the time it requests acceleration of effectiveness of the Registration Statement, acknowledge the various matters set forth in the final paragraph of page 10 of the Comment Letter.

Please contact the undersigned at (212) 295-6307 if you have any comments or questions regarding this letter.

Very truly yours,

/s/ Steven D. Singer

Steven D. Singer, Esq.

cc:	Tuan Ha-Ngoc
Joseph D. Vittiglio, Esq.
Cynthia T. Mazareas, Esq.